Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: January 6, 2022

On January 6, 2022, a representative of GBT JerseyCo Limited (“GBT”) provided the following statement to The Company Dime, a digital news site, in response to its inquiry regarding the business services and travel services peers identified in the PIPE Investor Presentation filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2021:

“As the leading B2B travel platform, we believe it is important to help the investment community understand our business based on defining characteristics. This includes identifying a peer group with similar market leadership positions, business models and performance track records. This is common practice across industries. Business services companies provide software, services, analytics and customer service globally and travel management is a subcategory of business services. In addition to the business services peers, we have also identified travel services peers for investors to reference and evaluate relative performance in the travel sector.

To touch on the characteristics that GBT has in common with the business services peer group:

•	A strong differentiated business to business value proposition delivered through software, professional services and customer care on a global basis.
•	E-commerce platform with a proprietary end-to-end solution powering our omni-channel service experience.
•	Comprehensive professional services including consulting, benchmarking, analytics.
•	Strong financial performance, with proven track record of growth and profitability.
•	Proven value creation through M&A.
•	Multiple avenues to accelerate growth and value creation.

Overall, we believe we are the market leader in the industry and present an attractive investment opportunity based on our ability to grow in a very large and fragmented market.”

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “predicts,” “projects,” “should,” “could,” “would,” “may,” “will,” “continue,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Apollo Strategic Growth Capital (“APSG”) and GBT as of the date of this communication, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this communication should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this communication are subject to a number of factors, risks and uncertainties, some of which are not currently known to APSG and GBT. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of APSG’s registration statement on Form S-4 (file no. 333-261820), filed with the SEC on December 21, 2021 (as amended from time to time, the “Registration Statement”). The Registration Statement identifies and addresses other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements.

Most of these factors are outside APSG’s and GBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or GBT following the announcement of the transaction; (2) the inability to complete the proposed business combination between APSG and GBT (the “Business Combination”), including due to the inability to concurrently close the Business Combination and the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Business Combination; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties described in the Registration Statement. APSG and GBT caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither APSG nor GBT undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

Additional Information and Where to Find It

In connection with the proposed Business Combination, APSG has filed with the SEC the Registration Statement, containing a preliminary prospectus and a preliminary proxy statement, and, after the Registration Statement is declared effective, APSG will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. APSG’s shareholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus, and the amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain, or will contain, important information about GBT, APSG and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of APSG as of a record date to be established for voting on the proposed Business Combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, when available, at the SEC’s website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG, GBT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the Business Combination. Information regarding APSG’s and GBT’s respective directors and executive officers is contained in the Registration Statement. Free copies of the Registration Statement may be obtained as described in the preceding paragraph.